Mail Stop 4561
                                                           May 10, 2018

Aditya Sharma
Chief Executive Officer
Crosscode, Inc.
17285 74th Avenue North
Maple Grove, MN 55311

       Re:    Crosscode, Inc.
              Amendment No. 1 to Registration Statement on Form S-1 Filed April 13, 2018
              File No. 333-223073

Dear Mr. Sharma:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 6

1. Please revise your summary to provide more balanced disclosure. In this regard, in connection with the disclosure regarding your potential market opportunity, please disclose that your auditors have issued a going concern opinion, that you generated no revenues in fiscal year 2017 and have not generated a source of recurring revenues, and that you have achieved losses since inception, as stated on page 34. Please also balance your discussion of competitive advantages with your competitive disadvantages, and briefly discuss the most significant risks facing the company and potential investors.

Sales & Distribution, page 7

2. We note your references to "large consulting firms, such as Accenture and Avanade, and large technology firms, such as Microsoft" in describing your business. Please clarify whether you have any agreements or arrangements with these companies. To the extent
 Aditya Sharma
Crosscode, Inc.
May 10, 2018
Page 2

        you do not, please revise to remove any implication that you have a strategic partnership with these companies and to clarify that you may not be able to develop such partnerships.

Risk Factors

"We may not be able to adequately protect our intellectual property...", page
11

3. We note your risk factor discussion on page 11 regarding your provisional patents.
        Please disclose in your Business section the pending expirations of your provisional patents and discuss whether you will file patent applications prior to the applicable expiration dates for the provisional applications.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business, page 27

4. Please revise the entire section to more clearly indicate which aspects of your business are aspirational and which are currently operational, and to more clearly separate the discussion of your business and plan of operation from the market data provided. In addition, please note that any discussion of your business plans should be balanced with disclosure that your business may not materialize as expected.. Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives. In this regard, we note the following claims as examples only:

                  "Starting at the end of year 2018, Crosscode will be establishing and then expanding operations in Europe and several countries throughout Asia," page 30;
                  "Crosscode will empower large enterprises..., thereby completely eliminating the
                  50% to 70% cost on identifying and analyzing the impact of business change,"
                  page 30; and
                  "Crosscode will be industry's [sic] first enterprise grade software solution...,"
                  page 31.

5. Please revise to provide citations, including dates, for the sources of all quantitative and qualitative business and industry data used throughout the prospectus. As examples only, we refer to the estimated total market size of $3.5 trillion and the estimated global market need of $1,110 billion in five years on page 30.
 Aditya Sharma
Crosscode, Inc.
May 10, 2018
Page 3

Elements of the Future Product Roadmap, page 32

6. We note your disclosure regarding the planned development schedule. Please revise to provide details of your business plan for the next 12 months, including the estimated expense associated with each milestone, the expected sources of funding, any material anticipated uses of proceeds from this offering, the anticipated timing of such uses, and whether and how you expect such uses to lead to future revenue. Explain how your business goals and objectives will change based on your ability or inability to raise additional capital.

Liquidity and Capital Resources, page 34

7. Please disclose the minimum funding required to remain in business for at least the next
        12 months. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources.
        Refer to Item 303(a)(1) and (2) of Regulation S-K as well as FRC 501.03.a and Section
        IV of Interpretive Release No. 33-8350 for additional guidance.

Executive Officers and Directors, page 37

8. Please revise your directors' and executive officers business experience to include all business experience during the past five years, including the dates of employment. Also, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of the registrant's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 38

9. You disclose that you have entered into contractual compensation agreements with two of your executives in 2017. Please disclose the material terms of those agreements and file them as exhibits to the registration statement or tell us why they are not required to be filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Related Party Transactions, page 39

10. We note that you have issued several notes payable to related parties. Please disclose the material terms of those notes and file the loan agreements as exhibits to the registration statement or tell us why they are not required to be filed pursuant to Item
        601(b)(10)(ii)(A) of Regulation S-K.

Recent Sales of Unregistered Securities, page 47

11. Please furnish the complete disclosure required by Item 701(c)-(d) of Regulation S-K. In this regard, please indicate the value of the consideration you received in connection with
 Aditya Sharma
Crosscode, Inc.
May 10, 2018
Page 4

        the various issuances, and indicate which exemption from registration you relied upon for each issuance.

Exhibits

12. Your exhibit index indicates that your articles of incorporation and bylaws are filed with the registration statement, but we are unable to locate these exhibits. Please file them with a pre-effective amendment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Laura Veator, Staff Accountant, at (202)551-3716 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at
(202) 551-3334 or me at (202) 551-3483 with any other questions.


                                                             Sincerely,

                                                             /s/ Katherine Wray

                                                             Katherine Wray
                                                             Attorney-Advisor
                                                             Office of
Information Technologies
                                                             and Services

cc:     Matheau J. W. Stout, Esq.